BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

04012034

BAA

16 December 2003

04 JAN 12 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

pp **Alison Livesley**
Head of Investor Relations

dlw 1/12

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 16 December 2003

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

For immediate release 16 December, 2003

BAA WELCOMES AIR TRANSPORT WHITE PAPER

BAA today welcomed the Government's new framework for UK aviation policy and said that it would press ahead with plans for a second runway at Stansted Airport.

BAA said that it would also work urgently to resolve the air pollution issues identified by the Government as a barrier to further runway development at Heathrow Airport.

"Aviation is vital to the economic and social well-being of the UK and we are pleased that the Government has taken such a long-sighted, strategic view in this White Paper," said Mike Clasper, BAA's Chief Executive.

"BAA identified four possible options for runway development in the South East and the Government has chosen two of them. At Stansted, we will proceed at once to draw up detailed plans and to examine the environmental impacts of a second runway. We will consult closely with the communities affected and address their concerns as sympathetically as possible.

"At Heathrow, we will work with national and local government and with Heathrow-based airlines to resolve air quality problems. This will require action on motor vehicle emissions, as well as aircraft and airport ground vehicles. If these matters can be dealt with to the Government's satisfaction, we will bring forward a plan for a third, short-haul runway at Heathrow, as the White Paper suggests."

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
email newsdesk@baa.com www.baa.com

Should the environmental problems at Heathrow not be resolved to the Government's satisfaction, the White Paper suggests that a second runway at Gatwick should be brought forward, but not before 2019. BAA welcomes the Government's decision to uphold the agreement which prohibits further runway development at Gatwick before that date.

BAA also commented upon the White Paper's proposals for Scotland, which involve safeguarding land for a possible additional runway at Edinburgh towards the end of the planning period. Renfrewshire County Council has been invited to safeguard land for possible runway development at Glasgow Airport.

"We advised the Government to safeguard land at both Edinburgh and Glasgow. BAA will now work within the new policy framework to develop its Scottish airports to their full potential," said Mr Clasper.

BAA remains strongly committed with balancing aviation growth with measures to ensure that those who fly should meet the full environmental costs of flying. "We are especially pleased that the Government is to place such emphasis upon addressing the impacts of aviation's greenhouse gases by pressing for an EU-wide emissions trading scheme."

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield/Samantha Birmingham, BAA plc**
Tel: + 44 (0) 207 932 6654

City enquiries: **Alison Livesley, BAA plc**
Tel: + 44 (0) 207 932 6692

Editors Notes:
BAA will make more detailed comments on the implications of the Air Transport White Paper at a press conference at Stansted Airport on Thursday morning.
Down-loadable maps, stills photography (also available on www.newscast.co.uk) and thumb nail of video library footage are all featured on www.baa.com/runways